7807 East Peakview Avenue, Suite 300
Greenwood Village, Colorado 80111

May 13, 2005

VIA EDGAR
AND ORIGINAL FEDERAL EXPRESS

United States Securities and Exchange Commission
Mail Stop 4-5
450 5th Street N. W.
Washington, D.C. 20549

Attn:	Owen Pinkerton, Esq., Senior Counsel Division of Corporation Finance

Re:	Integrated Financial Systems, Inc. Registration Statement on Form SB-2 (File No. 333-117967) Request for Withdrawal of Registration Statement on Form SB-2

Dear Mr. Pinkerton:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Act”), Integrated Financial Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) permit the withdrawal of the Company’s Registration Statement on Form SB-2 (File No. 333-121787) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company believes that such withdrawal is necessary in order for it to arrange alternative financing. Accordingly, the Company may undertake a subsequent private offering in reliance of Rule 155(c) promulgated under the Act. The Company also requests withdrawal of its Form 8-A as amended on or about December 6, 2004 and as filed with the Commission on December 7, 2004.

The Registration Statement was initially filed with the Commission on August 5, 2004 and amended on October 10, 2004, November 11, 2004, and November 29, 2004. The Commission did not declare the Registration Statement effective and no Company securities were sold pursuant to the Registration Statement. This Request for Withdrawal is based upon the Company’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

We hereby respectfully request that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. We also request, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please fax a copy of the order to the Company’s office to the attention of the Chief Financial Officer (“CFO”), Gregory Sadler at (303) 290-0458.

If you have any questions or comments relating to this request for withdrawal, please contact the undersigned or the Company’s securities counsel, Jones & Keller, P.C., attention Reid Godbolt, at (303) 573-1600.

Very truly yours, INTEGRATED FINANCIAL SYSTEMS, INC.
/s/ Robert E. Koe

Robert E. Koe, Chief Executive Officer